FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

February 23, 2010

Item 3.	News Release:

A news release announcing the material change was issued on February 23, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the retirement of Mr. Jon Merriman from its Board of Directors.

Item 5.	Full Description of Material Change:

The Company announced the retirement of Mr. Jon Merriman from the Board of Directors, after 11 years of service to the Company.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

February 23, 2010